SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 TVE Corporation
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
                           ---------------------------
                         (Title of Class of Securities)


                                   87306T 10 4
                           ---------------------------
                                 (CUSIP Number)


                                Douglas P. Martin
                     500 Australian Avenue South, Suite 619
                            West Palm Beach FL 33401
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2004
                           ---------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [_].

----------------
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.  87306T 10 4            Schedule 13D                            Page 2
----------------------------------------------------------------

1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):               Gala Enterprises Ltd., a foreign corporation

----------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
-----------------------------------------------------------------

3)   SEC Use Only

-----------------------------------------------------------------

4)   Sources of Funds (See Instructions):                Reporting Persons Funds

-----------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------

6)   Citizenship or Place of Organization:                          South Africa

-----------------------------------------------------------------

Number of                   7)  Sole Voting Power                      1,500,000
Shares Beneficially         8)  Shared Voting Power
Owned by Each               9)  Sole Dispositive Power
Reporting Person With:     10)  Shared Dispositive Power

----------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     1,500,000

----------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-----------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):                     54%

-----------------------------------------------------------------

14)  Type of Reporting Person (See Instructions):                             CO

-----------------------------------------------------------------

CUSIP No.  87306T 10 4            Schedule 13D                            Page 3
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common stock, par value $0.0001, TVE Corporation, a Delaware corporation, whose principal offices are located at 500 Australian Avenue South, Suite 619, West Palm Beach, FL 33401.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) Name: This statement is filed on behalf of Gala Enterprises Ltd., a foreign corporation. Gala Enterprises Ltd. is referred to as the "Reporting Person"

     (b) Residence or Business Address:  the Address of the Reporting Person is:
102 VanRiebeeck Street Potchefstroom, South Africa

     (c) Principal Occupation: Business Investor

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f) Citizenship: N/A


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting person acquired 1,500,000 shares of common stock of TVE Corporation ("TVE") pursuant to a Stock Purchase Agreement. The aggregate purchase price for the shares was $85,000.


ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction was to acquire control of the Company.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person is the owner of 1,500,000 shares of the common stock of TVE.

CUSIP No.  87306T 10 4            Schedule 13D                            Page 4
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.                                    N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.                               N/A



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 21, 2004
--------------------------------------------
(Date)


Gala Enterprises Ltd.

By:    /s/ Pieter DuRand
----------------------------------------
(Signature)


Pieter DuRand
Sole Officer and Director
---------------------------------------
(Name/Title)



Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).